Filed by Hewitt Associates, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Transcript of video interview with HRO Today:

Hi my name is Kristi Savacool and I’m the senior vice president of large market benefits outsourcing for Hewitt Associates.

Please describe the details of the merger between Hewitt and Aon.

So the merger announcement that was made yesterday really has been in development for a fairly short period of time. The company was not for sale, was not being shopped

Aon approached Russ Fradin our CEO in the early June timeframe and expressed a strong and definitive interest in the company and over the course of three or four weeks Russ and his team and the Aon team evaluated the alternatives and ultimately concluded in respective board discussions near the end of June, that the merger made sense for our clients for our shareholders and our people and as a consequence we made that announcement yesterday.

What were the challenges over the course of the one-month period?

In the case of this merger there really aren’t large hurdles or challenges to overcome when you think about bringing these two companies together. In fact the complementary nature of the markets that are served Hewitt being largely focused on the large markets and Aon has been focused on the mid-market; the complementary geographies, Aon being highly present in the international markets more so than the domestic markets and in turn Hewitt having a large North American presence and a smaller European and international presence. So when you bring those together you have a highly complementary set of circumstances with respect to the clients being served, the services being offered and the associates that will come together in the new company.

Does the merger constitute an evolution in HRO?

I would say it’s more of an evolution. I think if you really look at consulting as an example. Again, very complementary in terms of the areas in which we serve our clients but broad in terms of the markets that will be in the combined organization as far as the clients and the prospective clients are concerned. In the case of outsourcing, the outsourcing organization at Aon is relatively small and they don’t have a BPO organization. For the outsourcing they have in place today, it is principally the mid-market so when you put that in combination with the large market again you have a broader footprint you have more access to resources, investment and the ability to serve clients in a way that is better than it is today, which is good for both companies. So I think that it is a plus up.

How did you bring this information to your clients?

You know our messages to our clients have been very consistent. Both companies are focused on client service, quality and expertise in terms of what we deliver in both the consulting and the outsourcing services that we provide. So our message to our clients has been, “this is good for you, we have broader geographic coverage, we have broader resources with which to serve you, your current client teams are intact, they are not distracted, they are staying focused on you, this is additive in terms of the resources and the footprint with which you will be served.” And the reaction that we are getting from our clients is positive. They understand the natural affinity between the organizations, are anxious to learn more, but they felt that. the early feedback is that they felt it was a good fit.

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To what extent does the merger offer the opportunity to broaden scope for existing and new clients?

Our competitive posture is improved. And the way that it is improved is a broader set of resources that are available to our clients; a broader set of services that are available to our clients; and from the stand point of leveraging the best of both organizations by way expertise, technology, resources, global access, availability of those resources close to where our clients and prospective clients do business—its improved.

Please describe the value propositions in the different geographies.

Well if you look at North America as an example and the mid-market clients that Aon outsourcing would have. They now have available to them a broader client base and a broader set of contacts, sales executives, account executives, to access markets in the U.S. that heretofore would not have necessarily been available as readily.

In the case of Europe, our consulting organization now has a broader footprint in terms of (well when we close) offices throughout Europe for which they can access the markets and the clients at both the mid-market and the large market level across the European countries.

Does this merger offer straight-up savings or down-the-road economies of scale?

When I think about savings and economy of scale, I think of those together. So if you are asking to what extent is the value of this deal driven off the synergies verses revenue growth that is a different question. And what I would say is the synergy savings are clear, they are compelling, they are constructed in such a way, as they don’t affect the ability to serve clients. They are largely through the redundant cost of running a public company, corporate support functions, the infrastructure around our real estate and suppliers and those kinds of things. The cost savings piece of this is very solid, it’s largely back office.

The deal was done—the financials—on that basis. That said we would never have done this deal without a view that there was revenue upside from the standpoint of the channels and the markets available and the broader spectrum of services that are um, that we can offer by way of expansion to our current clients and new clients, although that was not built into the financials.

What does this merger do for Hewitt’s competitive position?

I think this makes us more competitive and I think the consolidation activities that you have seen over the recent months and years is indicative of what our clients are asking for. They want a broad spectrum of services, they want clients that have the flexibility to deliver on those services, they want access to resources and they want the economic benefit that consolidation brings them. And I think the Aon Hewitt combination makes us number one in every one of our businesses and allows us to compete in a way that either company couldn’t on their own. So we are very excited about what the competitive positioning looks like, and most of all, why that is valuable to us is that its valuable to our clients cause in the end that is how we measure that.

Have you developed a branding strategy?

Branding is a big piece of this deal and what I would tell you is the interest in the Hewitt brand, from the standpoint of the premium client service and the quality of the company and its people and what it delivers to our clients was a big part of the value. The combination of the Hewitt and Aon brands we think will be exceptionally valuable in the marketplace. And as is evidenced by the retention of the Hewitt name in the Aon Hewitt segment that will become a part of the Aon Corporation.

Are there any deals coming down the pipeline?

Well I really can’t comment on any pending merger/acquisition pipeline or other activity. I think that right now we are staying very focused on this deal and what it means to our clients and our associates. And our commitment is to close the deal and execute exceptionally well; and then future will be the future, but right now we are very focused on the deal which we just did.

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposed merger; the failure of the stockholders of Aon Corporation (“Aon”) to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed transaction, Aon and Hewitt will be filing documents with the SEC, including the filing by Aon of a registration statement on Form S-4, and Aon and Hewitt intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Aon. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.

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